
02003541

ːD STATES
ꓘCHANGE COMMISSION
…on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 6 2002

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEACHTREE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD, N..W. Ste. 1830
(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN R. HARLESS, CFO — (404)364-2100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO, RIGGS & ASSOCIATES
(Name — *if individual, state last, first, middle name*)

3490 PIEDMONT ROAD, Ste. 1212	ATLANTA	GA	30305
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VG 3-22-02

OATH OR AFFIRMATION

I, STEVEN R. HARLESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEACHTREE CAPITAL CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JOYCE M. DE VAULT
MY COMMISSION EXPIRES
MAY
8
2005
FULTON COUNTY, GEORGIA
NOTARY PUBLIC

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Years Ended December 31, 2001 and 2000



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Peachtree Capital Corporation

We have audited the accompanying statements of financial condition of Peachtree Capital Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, PC

RUBIO & COMPANY, PC

Atlanta, Georgia
February 2, 2002

PEACHTREE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

Assets	2001	2000
Cash	$ 10,650	$ 82,402
Money market deposit with clearing broker-dealer	15,000	15,000
Receivable from clearing broker-dealer	21,700	22,581
Other trade receivables	31,878	18,016
Prepaid expenses	2,210	
Total assets	**$ 81,438**	**$ 137,999**

Liabilities and Stockholders' Equity		
Liabilities:		
Accrued payroll and payroll taxes	$ 16,184	$ 4,646
Total liabilities	16,184	4,646
Stockholders' Equity:		
Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares	$ 1,000	$ 1,000
Additional paid-in capital	19,863	19,863
Retained earnings	44,391	112,490
Total stockholders' equity	65,254	133,353
Total liabilities and stockholders' equity	**$ 81,438**	**$ 137,999**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENTS OF INCOME

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions from brokerage services	$ 515,986	$ 571,023
Investment advisory fees	107,106	84,476
Insurance commissions	39,075	33,072
Interest income	809	1,233
Total revenues	662,976	689,804
Expenses:		
Employee compensation and fringe benefits	300,813	285,991
Regulatory fees and expenses	1,806	4,670
Telephone and communications	20,392	16,918
Quotation and research services	21,715	21,674
Insurance expenses	9,588	12,268
Office rent	112,636	97,223
Other administrative expenses	62,665	53,597
Total expenses	529,615	492,341
Net Income	**$ 133,361**	**$ 197,463**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001 and 2000

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 1999	1,000	$ 1,000	$ 19,863	$ 95,413	$116,276
Net Income				197,463	197,463
Distribution to stockholders				(180,386)	(180,386)
Balance at December 31, 2000	1,000	1,000	19,863	112,490	133,353
Net Income				133,361	133,361
Distribution to stockholders				(201,460)	(201,460)
Balance at December 31, 2001	1,000	$ 1,000	$ 19,863	$ 44,391	$ 65,254

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 133,361	$ 197,463
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables	(12,981)	(8,931)
Increase in prepaid expenses	(2,210)	
Increase/decrease in accrued liabilities	11,538	(1,782)
Net cash provided by operating activities	129,708	186,750
Cash flows from financing activities:		
Distributions to stockholders	(201,460)	(180,386)
Net cash used by financing activities	(201,460)	(180,386)
Net increase/decrease in cash	(71,752)	6,364
Cash and cash equivalents:		
Beginning of year	97,402	91,038
End of year	**$ 25,650**	**$ 97,402**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), National Association of Securities Dealers, Inc. (the "NASD"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash.

Income taxes- The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Accordingly, the Company's items of income, loss, deduction and credit pass through to, and are taken into account by, its shareholders in computing their individual income taxes.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

2. Money Market Deposit:

At December 31, 2001 and 2000, the Company had money market deposits with its clearing broker-dealer in the amount of $15,000. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with a firm owned by the Company's stockholders. The Company paid approximately $113,000 in 2001 and $97,000 in 2000 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $63,044 which was $58,044 in excess of its required net capital of $5,000.

5. Retirement Plan:

During 1998, the Company adopted a SIMPLE - IRA plan covering substantially all employees. Expenses incurred under the plan for 2001 and 2000 were approximately $4,600 and $5,000, respectively.

6. Subsequent Event:

Effective January 1, 2002, the stock of the company was acquired by ebank.com, Inc., a Georgia unitary thrift holding company. Distributions due to former stockholders in the amount of $50,254 will be made during the period January 1, 2002 though February 28, 2002.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2001

Net Capital:	
Total stockholders' equity qualified for net capital	$65,254
Non-allowable assets	(2,210)
Net Capital	$63,044
Aggregate Indebtedness:	$16,184
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$58,044
Percentage of aggregate indebtedness to net capital	25.7 %

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2001)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2001

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE V
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 AS OF DECEMBER 31, 2001

Note - The Company was in compliance with the conditions of exemption.



RUBIO & COMPANY, PC

CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above, except that due to the size of the Company, segregation of duties in the accounting function is not practical and has not been achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio & Company, P.C.

RUBIO & COMPANY, PC

Atlanta, Georgia
February 2, 2002